GERDAU AMERISTEEL CORPORATION
ANNOUNCES PRICING OF A PROPOSED PRIVATE PLACEMENT
OF SENIOR NOTES AND EXECUTION OF NEW SENIOR
SECURED CREDIT FACILITY

TORONTO, ON, June 23, 2003 – Gerdau Ameristeel Corporation (TSX:GNA.TO) announced today that it has priced a private offering of $405 million of 10 3/8% Senior Unsecured Notes due 2011. The Company has also entered into a senior secured credit facility providing commitments of $350 million. The closing of the offering and the initial draw-down under the senior secured credit facility are expected to take place on June 27, 2003. Gerdau Ameristeel will use the proceeds of the offering of Senior Notes and the initial draw-down under the senior secured credit facility to repay debt under its existing credit facilities.

The refinancing will significantly extend the Company’s debt maturities and provide a more permanent capital base. In addition, the refinancing will benefit the Company’s liquidity and operating flexibility, and allow the full and seamless integration of the companies that were merged on October 25, 2002 to form Gerdau Ameristeel. The Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security, nor shall there be any sale of the Senior Notes in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 26 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company’s products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO

This news release contains forward-looking information with respect to Gerdau Ameristeel’s operations. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel’s regulatory filings with the Canadian securities regulatory authorities and the Securities and Exchange Commission, including those in Gerdau Ameristeel’s Annual Report for 2002 and its Form 40-F. All dollar amounts are in U.S. dollars unless otherwise specified.

For more information please contact:

Phillip E. Casey	Tom J. Landa
President & CEO	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2225	(813) 207-2300
pcasey@gerdauameristeel.com	tlanda@gerdauameristeel.com